April 6, 2022

Via EDGAR

Ms. Wei Lu

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Republic Services, Inc. (the Company)

Form 10-K for the year ended December 31, 2021

Filed February 11, 2022

Form 8-K furnished February 10, 2022

File No. 001-14267

Dear Ms. Wei Lu:

On behalf of the Company, we are submitting this letter in response to a letter, dated March 30, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished to the Commission on February 10, 2022 (the “Form 8-K”).

The numbering below corresponds to the number of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Form 10-K and the Form 8-K, as applicable.

Comment 1

Form 8-K filed February 10, 2022

Exhibit 99.1

Reconciliation of Certain Non-GAAP Measures, page 11

1.	We note that your Adjusted EBITDA includes an adjustment for Loss from unconsolidated equity method investments. Expand your disclosure and tell us why you believe such adjustment is appropriate.

Company Response to Comment 1:

The Company respectfully advises the Staff that the Loss from unconsolidated equity method investments primarily relates to non-controlling equity interests in certain limited liability companies that qualified for investment tax credits under Section 48 of the Internal Revenue Code. We believe that adjusting EBITDA for our Loss from unconsolidated equity method investments is useful to our investors as the relevant income tax benefit, primarily investment tax credits, is not included in the calculation of EBITDA. Accordingly, our Adjusted EBITDA includes an adjustment for any equity losses related to such investments. In accordance with the Staff’s comment and Item 10(e)(1)(i) of Regulation S-K, in future Current Reports on Form 8-K, we will include a statement disclosing the reason why management believes the adjustment is useful to investors.

Comment 2

Form 8-K filed February 10, 2022

Exhibit 99.1

Reconciliation of Certain Non-GAAP Measures, page 11

2.

In your reconciliations related to Adjusted Net Income – Republic, your adjustments appear to be net of tax. Please expand your disclosure to explain how the tax impact is calculated. Refer to Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response to Comment 2:

The Company respectfully advises the Staff that in our reconciliation of Adjusted Net Income – Republic, the income tax effect related to our adjustments includes both the current and deferred income tax impact and is individually calculated based on the statutory rates applicable to each adjustment. In accordance with the Staff’s comment and Question 102.11 of the C&DIs, in future Current Reports on Form 8-K, we will include a column in our Reconciliation of Certain Non-GAAP Measures tables that identifies the tax effect of each adjusted item along with a footnote to the reconciliation that includes an explanation of how the income tax impact is calculated.

Comment 3

Form 8-K filed February 10, 2022

Exhibit 99.1

Reconciliation of Certain Non-GAAP Measures, page 11

3.	We note your disclosure of Adjusted EBITDA Margin, which appears to be a non-GAAP financial measure. Please provide the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Company Response to Comment 3:

The Company respectfully advises the Staff that in future earnings releases furnished to the Commission under Item 2.02 of Form 8-K, where reference is made to Adjusted EBITDA Margin, we will include all required disclosures pursuant to Item 10(e)(1)(i) of Regulation S-K, such as equal or greater prominence of the comparable net income GAAP metric and the addition of a column in our Reconciliation of Certain Non-GAAP Measures tables to present both the net income margin and the Adjusted EBITDA Margin.

We believe the responses provided above fully address the Staff’s comments. Please contact me at 480-627-2741 with any questions regarding our responses to the Staff’s comments.

Very truly yours,

/s/ Brian DelGhiaccio

Brian DelGhiaccio
Executive Vice President, Chief Financial Officer